SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

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                                SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        TRANSCEND THERAPEUTICS, INC.
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                              (Name of Issuer)



                                COMMON STOCK
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                       (Title of Class of Securities)



                                89353T 10 2
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                               (CUSIP Number)


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---------------------------                           -------------------------
CUSIP No. 89353T 10 2                  13G             Page 2 of 5 Pages
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   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         Nestle S.A.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
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   3     SEC USE ONLY
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   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland
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        NUMBER OF              5      SOLE VOTING POWER            0
          SHARES             --------------------------------------------------
       BENEFICIALLY            6      SHARED VOTING POWER       789,650
      OWNED BY EACH          --------------------------------------------------
        REPORTING              7      SOLE DISPOSITIVE POWER       0
       PERSON WITH           --------------------------------------------------
                               8      SHARED DISPOSITIVE POWER  789,650
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     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             789,650
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    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                              [ ]
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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9       13.7%
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    12       TYPE OF REPORTING PERSON*
             CO
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                            Page 3 of 5 Pages

Item 1(a).        Name of Issuer: TRANSCEND THERAPEUTICS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:


Item 2(a).        Name of Person Filing:   Nestle S.A.

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  Avenue Nestle 55, CH-1800, Vevey, Switzerland
Item 2(c).        Citizenship: Switzerland

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number: 89353T 10 2


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: Not applicable, filed pursuant to Rule 13d-1(c)

                  (a) [ ] Broker or dealer registered under Section 15 of
                          the Act,

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

                  (d) [ ] Investment Company registered under Section 8
                          of the Investment Company Act,

                  (e) [ ] Investment Adviser registered under Section
                          203 of the Investment Advisers Act of 1940,

                  (f) [ ] Employee Benefit Plan, Pension Fund which is
                          subject to the provisions of the Employee
                          Retirement Income Security Act of 1974 or
                          Endowment Fund; see 13d-1(b)(1)(ii)(F),

                  (g) [ ] Parent Holding Company, in accordance with
                          Rule 13d-1(b)(ii)(G); see Item 7,

                  (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).




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                                                         Page 4 of 5 Pages

Item 4. Ownership: As of December 31, 1997, Nestle USA, Inc. beneficially owned an aggregate of 789,650 shares of Common Stock of the Company which represented approximately 13.7% of the outstanding shares. Nestle USA, Inc. is an indirect wholly-owned subsidiary of Nestle S.A. See Exhibit 99.1.

Item 5.   Ownership of Five Percent or Less of a Class:  Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Nestle USA, Inc., CO

Item 8.   Identification and Classification of Members of the Group:  Not
          Applicable.

Item 9.   Notice of Dissolution of Group:  Not Applicable.

Item 10.  Certification:  Not Applicable.




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                                                            Page 5 of 5 Pages

                                 SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 2, 1998                   NESTLE S.A.


                                         By:  /s/  Hans Peter Frick
                                              ----------------------
                                              Name:Hans Peter Frick
                                              Title: Senior Vice President






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                             INDEX TO EXHIBITS


  Exhibit No.                                 Exhibit
  -----------                                 -------
      99.1                                    Item 4 Information